INDEPENDENT AUDITOR'S REPORT
To the members of Drop Delivery

Wiley Financial Services, Inc. have reviewed the accompanying financial statements of Drop Delivery, which comprises of the balance sheet as of March 31, 2020, the statement of earnings, the cash flow statement for the month ending March 2020, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Lindsay Wiley, CPA
Wiley Financial Services, Inc
5205 Avenida Encinas, Suite A
Carlsbad, CA 92008
May 18, 2020

Other Matter Paragraph(s)

Supplementary Information

The accompanying schedule of compensation, benefits, and other payments to the agency head, political subdivision head, or chief executive officer is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information is the representation of management. We have reviewed the information and, based on our review, we are not aware of any material modifications that should be made to the information in order for it to be in accordance with accounting principles generally accepted in the United States of America. We have not audited the supplementary information and, accordingly, do not express an opinion on such information.

--Required Supplementary Information

Accounting principles generally accepted in the United States of America require that the following supplementary information be presented to supplement the basic financial statements:

    Budgetary Comparison Schedule
    Management's Discussion and Analysis

Such information, although not a part of the basic financial statements, is required by the Governmental Accounting Standards Board who considers it to be an essential part of financial reporting for placing the basic financial statements in an appropriate operational, economic, or historical context. We have not audited or reviewed such required supplementary information, and, accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on it.

--Management has omitted the Budgetary Comparison Schedule and has not been reviewed by us, and based on our review, we are not aware of any material modifications that should be made to the information in order for it to be in accordance with accounting principles generally accepted in the United States of America. We have not audited the information and, accordingly, do not express an opinion on such information.

--Management has omitted the Management Discussion and Analysis that accounting principles generally accepted in the United States of America require to be presented to supplement the basic financial statements. The Management Discussion and Analysis, although not a part of the basic financial statements, is required by the Governmental Accounting Standards Board, who considers it to be an essential part of the of financial reporting for placing the basic financial statements in an appropriate operational, economic, or historical content.

Drop Delivery

STATEMENT OF CASH FLOWS

June 2019 - March 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-7,555.77
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -7,555.77**
FINANCING ACTIVITIES	
Due to/from Shareholder	9,006.07
Net cash provided by financing activities	**$9,006.07**
NET CASH INCREASE FOR PERIOD	**$1,450.30**
CASH AT END OF PERIOD	**$1,450.30**

Drop Delivery

PROFIT AND LOSS
June 2019 - March 2020

	TOTAL
Income	
Refund	11.00
Sales of Product Income	24,882.50
Total Income	**$24,893.50**
GROSS PROFIT	**$24,893.50**
Expenses	
Advertising & Marketing	815.41
Bank Charges & Fees	105.00
Computer Lease	1,136.68
Contractors	9,131.41
Design Assets	2,382.43
Drop Testing	31.70
HTML DEV	4,783.60
Legal & Professional Services	513.25
Meals & Entertainment	598.43
Office expense	402.84
Office Supplies & Software	4,690.34
Repairs & Maintenance	195.00
Sales Commission	436.80
Samsung Phone	487.00
SMS	1,350.00
Software	3,199.76
Travel	1,481.30
Utilities	708.32
Total Expenses	**$32,449.27**
NET OPERATING INCOME	**$ -7,555.77**
NET INCOME	**$ -7,555.77**

Drop Delivery

BALANCE SHEET

As of March 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	0.00
Wells Fargo Simple Business Checking (3354)	1,450.30
Total Bank Accounts	**$1,450.30**
Total Current Assets	**$1,450.30**
TOTAL ASSETS	**$1,450.30**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Due to/from Shareholder	9,006.07
Total Long-Term Liabilities	**$9,006.07**
Total Liabilities	**$9,006.07**
Equity	
Retained Earnings	-6,787.01
Net Income	-768.76
Total Equity	**$ -7,555.77**
TOTAL LIABILITIES AND EQUITY	**$1,450.30**